Via Facsimile and U.S. Mail
Mail Stop 6010

February 1, 2008

Mr. Denis Duverne
Chief Financial Officer
AXA
25, Avenue Matignon
75008 Paris,   France

**Re:     AXA**
**Form 20-F for Fiscal Year Ended December 31, 2006**
**Filed on June 28, 2007**
**File No. 001-14410**

Dear Mr. Duverne:

        We have completed our review of your Form 20-F and have no further comments
at this time.

                                                Sincerely,


                                                Joel Parker
                                                Accounting Branch Chief